

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 27, 2017

Via E-mail
Darin G. Billerbeck
Chief Executive Officer
Lattice Semiconductor Corporation
111 SW Fifth Ave., Suite 700
Portland, Oregon 97204

      Re: Lattice Semiconductor Corporation
                Preliminary Proxy on Schedule 14A
                Filed November 30, 2016
                File No. 000-18032

Dear Mr. Billerbeck:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      /s/ Geoff Kruczek for

      Amanda Ravitz
      Assistant Director
      Office of Electronics and Machinery

cc: Thomas J. Ivey, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP